Exhibit 4.3
IRONPLANET.COM, INC.
AMENDMENT TO THIRD AMENDED AND RESTATED INVESTORS’ RIGHTS AGREEMENT
     This Amendment (the “Amendment”) to the Third Amended and Restated Investors’ Rights Agreement dated August 28, 2008 (the “Rights Agreement”) is made and entered into as of August 29, 2008 by and among IronPlanet.com, Inc., a Delaware corporation (the “Company”) and Australian Capital Equity (USA), Inc. (“ACE USA”). All terms not defined herein shall have the meaning given to them in the Rights Agreement.
RECITALS
     A. The Company, the Founder, and certain holders of the Company’s Preferred Stock (the “Existing Preferred Holders”) have previously entered into the Rights Agreement, pursuant to which the Company granted the Founder and the Existing Preferred Holders certain rights.
     B. The Company and ACE USA are parties to that certain Series C Preferred Stock Purchase Agreement (“Purchase Agreement”) dated as of an even date herewith, whereby the Company wishes to sell, and ACE USA wishes to purchase shares of the Company’s Series C Preferred Stock.
     C. A condition to ACE USA’s obligations under the Purchase Agreement is that the Company amend the Rights Agreement in order to provide ACE USA with (i) certain rights to register shares of the Company’s Common Stock issuable upon conversion of the Series C Preferred Stock held by ACE USA, (ii) certain rights to receive or inspect information pertaining to the Company, and (iii) a right of first offer with respect to certain issuances by the Company of its securities.
     D. The Company desires to amend the Rights Agreement to add ACE USA as a party thereto.
     F. Pursuant to Section 3.3 of the Rights Agreement, the Rights Agreement may be amended with only the written consent of the Company for the sole purpose of including additional purchasers of Series C Preferred Stock as “Investors” and “Holders.”
AGREEMENT
     The parties hereby agree as follows:
     1. Execution of Rights Agreement. The Company acknowledges and agrees that upon execution of this Amendment, ACE USA shall become a party to the Rights Agreement and an “Investor” and “Holder” as defined therein and shall be entitled to all rights and subject to all obligations as a party thereto.

     2. Force and Effect. Except as amended and set forth above, the Rights Agreement shall remain in full force and effect.
     3. Miscellaneous.
          3.1 Governing Law. This Amendment and all acts and transactions pursuant hereto shall be governed, construed and interpreted in accordance with the laws of the State of California, without giving effect to principles of conflicts of laws.
          3.2 Counterparts. This Amendment may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.
[Signature Pages Follow]

     The parties have executed this Amendment as of the date first written above.

COMPANY:

IRONPLANET.COM, INC.

By: Name:	/s/ Gregory J. Owens Gregory J. Owens
Title:	President and Chief Executive Officer

Address:
4695 Chabot Drive, #102
Pleasanton CA 94588
Fax: (925) 225-8810

AUSTRALIAN CAPITAL EQUITY (USA), INC.

By:	/s/ Jerry B. Daniel

Name:	Jerry B. Daniel
Title:	President
SIGNATURE PAGE TO AMENDMENT TO THIRD AMENDED AND RESTATED INVESTORS’
RIGHTS AGREEMENT OF IRONPLANET.COM, INC.